

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Via Facsimile and Mail
Anthony Pasquale, President
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

> **Re:** **VB Clothing Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 25, 2011**
> **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note that you have revised the description of your business to remove all references to denim and to refer to your products as either "fashion designs" or a "stretch panel." Please revise throughout the prospectus as appropriate to describe in greater detail what particular "fashion designs" you intend to produce and market and to define "stretch panel." We may have further comment.

Risk Factors, page 9

2. We reissue comment one of our letter dated March 18, 2011. Please revise to clarify the risk of financial liability and fines due to your potential infringement of the intellectual property of others.

Use of Proceeds, page 14

3. We reissue comment two of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please describe the specific costs you anticipate will be included in creating garment patterns and prototypes in connection with the line item Product Development and reconcile such costs with your discussion in MD&A, starting on page 26, of your proposed milestones. When reconciling your disclosure, please note that in your MD&A you allocate most of the Product Development funds to sale and promotional distribution efforts.

4. We reissue comment three of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please clarify why you intend to compensate a third party for product development in light of your history of developing your product concepts without such arrangements.

5. We partially reissue comment three of our letter dated January 19, 2011. Please revise footnote two on page 14 to eliminate the reference to "includes but is not limited to" or describe what other ways such funds will be applied.

6. We reissue comment five of our letter dated March 18, 2011. Please reconcile your disclosure in footnote four of this section with your discussion in MD&A of your proposed milestones. We note that the types of expenditures and related amounts listed in footnote four on page 14 do not appear to match your discussion on page 27.

7. We reissue comment six of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. In this regard, we note the remaining statement in the last sentence under 0-3 Months on page 27 regarding possible future expenses being funded by proceeds from the offering that are currently allocated to Working Capital. Please revise your disclosure in footnote three on page 14 to include a discussion of this possibility.

Industry Analysis and Competition, page 20
Industry and Trend Analysis, page 20

8. We partially reissue comment 10 of our letter dated March 18, 2011. Please expand on your discussion of industry trends in your target markets that may affect your business. In your revised disclosure, please address each of the five target markets identified on pages 20 and 21.

9. We partially reissue comment 11 of our letter dated March 18, 2011. Please revise your discussion in this section to address the principal methods of competition within the industry.

Marketing, page 21
Online Marketing, page 21

10. We reissue comment 14 of our letter dated March 18, 2011. We do not understand your supplemental response in light of that comment. Please advise or revise, as appropriate.

Print Media, page 22

11. We note the second paragraph of this section where you continue to mention targeting the motorcycle market. Please clarify this reference in light of your deletion of references to Harley Davidson and the motorcycling industry elsewhere in the prospectus.

12 Month Growth Strategy and Milestones, page 22

12. We reissue comment 15 of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. We note your discussion in the second paragraph of page 23 of an example vertical market that does not appear to relate to your specific business strategy. Please clarify this reference, and your disclosure elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

Note A – Summary of Significant Accounting Policies, page F-1
Organization, Nature of Business and Trade Name, page F-1

13. We reissue comment 16 of our letter dated March 18, 2011. We are unable to locate any changes to your disclosure in response to our comment. Please revise to reconcile your description of the nature of your business here with your disclosure elsewhere in your prospectus. For example, we note your discussion of unisex clothing, designer jeans and other products in this paragraph that have been removed or revised elsewhere in your prospectus. We also note your statement in your supplemental response to comment 10 of our letter dated January 19, 2011 that you are only pursuing women's workout apparel now.

Management's Discussion and Analysis or Plan of Operation, page 26
Proposed Milestones to Implement Business Operations, page 26

14. We reissue comment 18 of our letter dated March 18, 2011. We are unable to locate the changes that your supplemental response indicates were made to your disclosure. Please revise your discussion under Online Marketing on page 21 to discuss your plans for "viral marketing," including the steps you anticipate as being necessary to bring such a marketing strategy into fruition.

Directors, Executive Officers, Promoters and Control Persons, page 29
Anthony Pasquale, President and Chief Executive Officer, page 29

15. We partially reissue comment 21 of our letter dated March 18, 2011. Please clarify whether you intend to suggest that Mr. Pasquale served as a director of the two entities you now describe in the first paragraph of this section. Furthermore, clarify which specific positions Mr. Pasquale held as an "officer" of such entities. To the extent Mr. Pasquale did not serve as a director of such entities and only served as an officer in the capacities otherwise described in this section, please remove the statement regarding his service as "an officer and director on several privately held companies." Furthermore, please revise your discussion on page 27 to provide the full names of the entities described as previously requested.

Other Expenses of Issuance and Distribution, page II-1

16. We partially reissue comment 23 of our letter dated March 18, 2011. Please revise the table in this section and your added disclosure on page 17 to individually quantify the fees to be paid to Triton Stock Transfer.

Exhibits
General

17. Please file the escrow agreement and any agreement with Triton Stock Transfer as exhibits to your amended registration statement. In this regard, we are unable to locate Exhibit 99(b) as discussed in the first paragraph of page 17.

Exhibit 23.1

18. We reissue comment 25 of our letter dated March 18, 2011. The accountant's consent still does not include the language consenting to your disclosure on page 18 that the independent registered public accounting firm is an expert in accounting and auditing. Please have your auditors consent to your disclosure that it is an expert in accounting and auditing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director